Exhibit (n)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Prospectus Summary - Independent Registered Public Accounting Firm” and “Independent Registered Public Accounting Firm” in the Prospectus and “Financial Statements” in the Statement of Additional Information dated October 8, 2025 and included in this Registration Statement (Form N-2) of CAIS Sports, Media and Entertainment Fund (the “Registration Statement”).

We also consent to the use of our report dated October 8, 2025, with respect to the financial statements of CAIS Sports, Media and Entertainment Fund as of September 30, 2025 and for the period from September 24, 2025 (inception) through September 30, 2025, included in this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

October 8, 2025